SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Tasty Baking Company
(Name of Subject Company)

Compass Merger Sub, Inc.
a wholly-owned subsidiary of
Flowers Foods, Inc.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
876553306
(CUSIP Number of Class of Securities)

A. Ryals McMullian, Jr., Esq.
Vice President and Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757
(229) 226-9110
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Sterling A. Spainhour, Jr., Esq.
Jones Day
1420 Peachtree St., NE
Suite 800
Atlanta, GA 30309-3053
(404) 581-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$35,984,308	$4,178

(*)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying the offer price of $4.00 per share of common stock of Tasty Baking Company, par value $0.50 per share, (“Shares”) by 8,996,077 Shares, which is the sum of (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance (including Shares subject to issuance pursuant to applicable stock options and deferred stock units).

(**)	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

	Amount Previously Paid: $4,178	Filing Party: Flowers Foods, Inc. and Compass Merger Sub, Inc.
	Form or Registration No.: Schedule TO	Date Filed: April 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.E

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment, Amendment No. 1, filed April 25, 2011, Amendment No. 2, filed May 2, 2011, Amendment No. 3, filed May 12, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed on April 21, 2011 by (i) Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking Company, a Pennsylvania corporation (“Tasty Baking”), at a purchase price of $4.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The items of the Schedule TO set forth below are hereby amended and supplemented to the extent specifically provided in this Amendment.
Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.
     Items 1, 4, 8 and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:
     “The Offer expired, as scheduled, at 12:00 midnight, Philadelphia, PA time, on Thursday, May 19, 2011, and was not extended. Based on preliminary information provided by the Depositary, approximately 6,696,686 Shares (including approximately 103,283 Shares subject to notice of guaranteed delivery) were validly tendered and not withdrawn in the Offer, representing approximately 77% of Tasty Baking’s outstanding Shares. All Shares validly tendered have been accepted for payment in accordance with the terms of the Offer.
     Pursuant to the Merger Agreement, Purchaser intends to exercise the Top-Up Option to acquire newly issued Shares at a purchase price per share equal to the Offer Price, which will permit Purchaser to complete the acquisition process by effecting a short-form merger as promptly as practicable, that is, without a vote or meeting of Tasty Baking’s remaining shareholders. Following the Merger, each Share outstanding (other than Shares held in the treasury of Tasty Baking, by Parent or Purchaser or by shareholders who validly exercise dissenters rights under Pennsylvania law with respect to such Shares) will be cancelled and converted into the right to receive $4.00 in cash, or the appropriate fraction thereof in the case of a fractional Share, without interest and less any applicable withholding taxes, the same price that was paid in the Offer, with Tasty Baking becoming a wholly-owned subsidiary of Parent. Thereafter, the Shares will cease to be traded on Nasdaq.
     On May 20, 2011, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E), and the information set forth in the press release is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(E)	Joint press release issued by Flowers Foods, Inc. and Tasty Baking Company on May 20, 2011.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2011

COMPASS MERGER SUB, INC.
By:	/s/ Stephen R. Avera
Name:	Stephen R. Avera
Title:	President

FLOWERS FOODS, INC.
By:	/s/ Stephen R. Avera
Name:	Stephen R. Avera
Title:	Executive Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(E)	Joint press release issued by Flowers Foods, Inc. and Tasty Baking Company on May 20, 2011.